UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
Commission File Number: 001-15160
__________________________
BROOKFIELD ASSET MANAGEMENT INC.
(Translation of registrant’s name into English)
__________________________
Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Office)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.
Form 20-F  ☐            Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K. Management's Discussion and Analysis of Financial Results and the Unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2022 included on pages 9 to 92 of the Interim Report to Shareholders of Brookfield Asset Management Inc., contained in Exhibit 99.1 of this Form 6-K, are incorporated by reference into the registration statements of Brookfield Asset Management Inc. on Form F-3 (File Nos. 333-182656, 333-255310 and 333-261528), on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and the registration statements of Brookfield Asset Management Inc., Brookfield Finance Inc. and Brookfield Finance II Inc. on Form F-10 (File Nos. 333-267243, 333-267243-01 and 333-267243-02) and Brookfield Capital Finance LLC, Brookfield Finance (Australia) Pty Ltd, Brookfield Finance II LLC and Brookfield Finance I (UK) PLC on Form F-3 (File Nos. 333-267244, 333-267244-01, 333-267244-02 and 333-267244-03). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.
Date: November 14, 2022	By:	/s/ Justin B. Beber
Name: Justin B. Beber Title: Chief Legal Officer

EXHIBIT LIST

Exhibit	Description
99.1	Interim Report to Shareholders
Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended September 30, 2022
99.2	Certification of Chief Executive Officer pursuant to Canadian Law
99.3	Certification of Chief Financial Officer pursuant to Canadian Law